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                          June 15, 2020

       Bharat B. Masrani
       Group President and Chief Executive Officer
       The Toronto-Dominion Bank
       TD Bank Tower
       Toronto-Dominion Centre
       Toronto, Ontario M5K 1A2, Canada

                                                        Re: The
Toronto-Dominion Bank
                                                            Registration
Statement on Form F-3
                                                            Filed June 8, 2020
                                                            File No. 333-239012

       Dear Mr. Masrani:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact David
Gessert at 202-551-2326 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance